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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                 Schedule 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


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                              CONVERIUM HOLDING AG
                            (Name of Subject Company)

                              CONVERIUM HOLDING AG
                        (Name of Person Filing Statement)

                Registered Shares, Nominal Value CHF 5 Per Share
 American Depositary Shares, each representing one half of one Registered Share
                         (Title of Class of Securities)

                               Registered Shares*
                  American Depository Shares (CUSIP: 21248N107)
                      (CUSIP Number of Class of Securities)


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                               Christian Felderer
                              Converium Holding AG
                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                                 +41 44 639 9335
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

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                                 With copies to:
                           Gregory B. Astrachan, Esq.
                          Willkie Farr & Gallagher LLP
                                  1 Angel Court
                                 London EC2R 7HJ
                                     England
                                +44 207 696 5454

     *There is no CUSIP Number assigned to the Registered Shares.

  |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


     On March 2, 2007, Converium Holding AG included the following statement on its website, including a hypertext link to the press release issued by Standard & Poor's on February 28, 2007, which is set forth on page 3 of this Schedule 14D-9:

     Converium's financial strength is currently followed by a number of rating agencies including S&P, Moody's, Fitch and A.M. Best. Please note that any opinions, estimates or forecasts regarding Converium's historical or predicted financial strength or performance made by these rating agencies are theirs alone and do not represent opinions, forecasts or predictions of Converium or its management. Converium is providing the attached press release as a service to its stockholders, and does not by so doing imply its endorsement of or concurrence with such information, conclusions or recommendations. Interested persons must obtain copies of rating agencies' reports on their own; Converium does not distribute these reports.

Additional information and where to find it:

     In connection with the offer by SCOR, Converium expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/recommendation statement will be available free of charge at the SEC's web site at www.sec.gov, or at Converium's website at www.converium.com.

Text of Standard & Poor's press release:

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Swiss Reinsurer Converium AG And
Subsidiaries Ratings Raised To 'A-'
And Taken Off Watch Pos

Rationale

On Feb. 28, 2007, Standard & Poor's Ratings Services raised its long-term counterparty credit and insurer financial strength ratings on Switzerland-based reinsurer Converium AG and its long-term insurer financial strength ratings on guaranteed operating entities Converium Rueckversicherung (Deutschland) AG and Converium Insurance (U.K.) Ltd. to `A-' from 'BBB+'. At the same time, Standard & Poor's removed these ratings from CreditWatch, where they had been placed with positive implications on Oct. 17, 2006. The outlook on all entities is stable.

     The upgrade reflects Standard & Poor's belief that the group (Converium) will eventually settle with regulators on transactions subject to regulatory inquiries, and it will do so at a cost that is not material to our view of group capitalization. This follows analysis of a recent independent study commissioned by Converium of settlements of SEC investigations. The study examined settlements in more than 100 cases between July 30, 2002, and Feb. 20, 2007. Settlements in cases involving groups with a market capitalization of $5 billion or less ranged from $0-$50 million. Although the cost of a settlement is as yet not certain, Standard & Poor's believes that Converium's capital adequacy would remain consistent with that of the current rating level, even in the event of a settlement considerably in excess of the upper limit of the indicated historical range.

     The ratings reflect the group's strengthened management team and sound infrastructure, strong competitive position, and strong capitalization. These positive factors are partially offset by current earnings that are good but currently lower than what would be expected for the rating as well as the relatively low barriers to entry of the reinsurance industry.



Publication Date Feb. 28, 2007

Swiss Reinsurer Converium AG And Subsidiaries Ratings Raised To A-' And Taken Off Watch Pos

Outlook

The stable outlook reflects Standard & Poor's expectation that the combined ratio for the group will be less than 100% in 2007 and the ROR will be in excess of 10%. Controlled premium growth is expected over the next couple of years, market conditions permitting. Most growth will be generated by the recovery of shares on existing treaties lost as a result of cedents previously reducing their exposure to the group or from the return of old clients. Capital adequacy, as measured by Standard & Poor's risk-based model, will remain strong.

     An outlook revision to positive is unlikely in the medium term, and would depend on the group significantly outperforming targets over a sustained period. The outlook would likely be revised to negative, however, if one or more of the following events were to occur:

|X| SCOR S.A. (foreign currency A-/Stable/-, local currency A-/Stable/A-2) is successful in its unsolicited bid, leading to potential integration risks such as Converium seeing significant loss of key staff and/or support from its key European client base.
|X| Unexpected material legacy costs arise in relation to loss-reserve strengthening, regulatory sanction, or shareholder litigation.

Major Rating Factors

|X| Standard & Poor's believes that the group's infrastructure is sound. Management action since 2004 has largely addressed previous operational shortcomings, though controls have yet to be tested over a prolonged period of time. Converium has benefited from additional infrastructure investment, the refocusing of roles following senior management reorganization, and the experience acquired through recent senior hires.
|X| Converium's competitive position is strong. Standard & Poor's believes that despite past financial difficulties, the group has maintained the support of key cedents. Long-term relationships, the material use of a direct distribution model, and strategic partnerships (particularly within specialty business lines), add competitive strength. The relatively low barriers to entry of the reinsurance industry partially offset these strengths.
|X| Capitalization is strong, supported by strong capital adequacy, an aggregate claims reserve position enhanced further following the sale of discontinued North American operations at the end of 2006, limited retrocession dependence, and generally strong quality of retrocessionaires.
|X| Good nonlife operating performance is expected to be primarily driven by sustained improvement from continuing nonlife operations and supported by attractive underwriting conditions, limited volatility with regard to legacy liabilities, and a reconfigured group expense base. The key determinant of nonlife earnings in the longer term will be the speed at which premium rates soften, Converium's cycle management response, and the successful execution of group strategy.

Ratings List
Upgraded; CreditWatch/Outlook Action

                                To             From

  Converium AG
  Counterparty Credit
    Rating
  Local Currency                A-/Stable/-    BBB+/Watch Pos/-
  Financial Strength Rating

  Local Currency                A-/Stable/-    BBB+/Watch Pos/-
  Junior Subordinated

Swiss Reinsurer Converium AG And Subsidiaries Ratings Raised To A-' And Taken Off Watch Pos


  Foreign Currency              BBB            BBB-/Watch Pos

  Converium Insurance (U.K.) Ltd.
  Converium Rueckversicherung (Deutschland) AG
  Financial Strength Rating
  Local Currency                A-/Stable/-    BBB+/Watch Pos/-

     Complete ratings information is available to subscribers of RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation area, select Find a Rating, then Credit Ratings Search.


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




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